Filed by Sycamore Networks, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                                   Subject Company: Sycamore Networks, Inc.


The following communications contain forward-looking statements based on current expectations, forecasts and assumptions that involve risk and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include difficulties in the assimilation of operations, technologies and products of Sirocco, diversion of management's attention from other business concerns and risks of entering new markets.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Sycamore with the SEC.

Investors and security holders are advised to read the documents filed by Sycamore with the SEC regarding the business combination transaction referenced in the foregoing information when they become available because they will contain important information. Investors and security holders may obtain a free copy of the documents regarding the referenced business combination transaction (when available) and other documents filed by Sycamore at the SEC's web site at www.sec.gov. The documents regarding the referenced business combination transaction and such other documents may also be obtained from Sycamore by directing such request to Sycamore Networks, Inc., Attn: Terry Adams, Investor Relations, 10 Elizabeth Drive, Chelmsford, MA, 01824.


THE FOLLOWING IS AN "AS SPOKEN" TRANSCRIPT OF A TELEPHONE CONFERENCE CALL WITH ANALYSTS AND OTHERS HELD ON JUNE 6, 2000

                          SIROCCO CONFERENCE CALL



Operator:       Ladies and gentlemen, thank you for standing by.  Welcome to the Sycamore Sirocco conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. At that time, if you have a question, you will need to press the one, followed by the four on your push-button phone. As a reminder, this conference call is being recorded, today, Tuesday, June 6, 2000. I would now like to turn the conference over to Mr.
                Terry Adams, Vice President of Investor Relations. Please go ahead sir.

Terry Adams:    Thank you, Liz.  Good morning, everyone.  Welcome to the
                Sycamore Sirocco conference call. We're here in Atlanta.
                I'm Terry Adams. With me today are Dan Smith, our President and CEO; also, President, Frances Jewels, our CFO; Kevin
                Oye, Vice President of Business Development; and Jonathan
                Reeves, President and CEO of Sirocco Systems. Dan will begin the call today by reviewing the strategic and business rationale for the acquisition of Sirocco Systems, which was announced early this morning on the wire. If you have had the chance, it's also in the "Wall Street
                Journal". After Dan concludes, Frances will summarize the financial and accounting issues associated with this acquisition. We will then take questions.

                The announcement of today's transaction, again, was distributed at 6 am this morning on the business wire and on First Call. You can also retrieve a copy of this press release from our website at www.sycamorenet.com.

                At this point, I'd like to note that the matters we will be discussing today, may include forward-looking statements and as such are subject to the risks and uncertainties that we discuss in detail in our most recently filed S-1 with the SEC. It identifies important risks factors that could cause actual results to differ from those contained in the forward-looking statements.

                At this point, I'd like to turn the call over to Dan Smith, who will be discussing the business combinations.

Dan Smith:      Thanks, Terry and good morning to everyone.  I'm pleased to announce that Sycamore has reached an agreement to acquire
                Sirocco Systems of Wallingford, Connecticut, the leading developer of Metro Intelligent Optical Access Solutions.
                Currently, the metro market has two significant segments;
                Metro Core and Metro Access. Sirocco Systems extends
                Sycamore's product portfolio by combining Sirocco's leading
                Metro Access Solutions with Sycamore's strong Metro Core
                Solutions, the SNA 8000 MC, which began shipping early this year. The addition of Sirocco Metro Access Edge Solutions now provides Sycamore with a complete intelligent optical networking portfolio, extending from the edge of the enterprise, across the Metro Access and Core Networks and through the regional and long haul backbone, combining both transport and intelligent optical switching solutions. The addition of the Sirocco product line significantly expands the market opportunity addressed by Sycamore and markedly broadens the solution we can offer our customers. According to "Pioneer Research", the market for Metro Core products is estimated to be approximately $2.3 billion by 2004. The market for Metro Access product is estimated to be nearly
                $17.3 billion in the same year. Sycamore will now participate in both of these growing markets. Sirocco has created an innovative family of optical edge products. They consist of Zephyr, the optical access device; Typhoon, the optical edge switch; and Tempest, the very comprehensive network management platform. Zephyr and Typhoon are universal platforms, reporting TDM or Tunnel Division
                Multiplexing; ATM and packet based IP services. Sirocco's unique approach allows a single platform to support multiple services. Existing competitors optical edge products are optimized to support a single service. In other words, they optimally support either ATM, IP or TDM.
                Single focused products are inherently easier to develop, but do not offer service providers a high level of flexibility and integration that universal platforms do. In addition to supporting multiple services, the Zephyr and Typhoon products support the widest range of interfaces and highest density available in the industry with the smallest footprint. Perhaps equally or more impressive, is the switching capability inherent in the Sirocco product line, along with the distributed intelligence of the switches in the network management system. Zephyr, Typhoon and Tempest compliment and augment Sycamore's already strong optical switching products and technology by extending switching and intelligence to the edge of the optical network. Zephyr and Typhoon support a broad set of interfaces, including not only DS3, Post Seat[sp]12 and 48, but also OC 192 and Gigabit Ethernet. Furthermore, Typhoon packs 360 DS3's into a seven foot bay, the most of any product announced to date.

                The first products from Sirocco are expected to be available in the fourth quarter of the calendar year 2000. While both Sirocco and Sycamore realized early on that while maximizing optical bandwidth is important, both companies believe that it is much more important to create services, which generate revenue for service providers. Both companies realize the value of incorporating switching intelligence into the respective products. Even though the concept was pioneered by Sycamore, Sirocco understood and shared our vision of the power of soft optics, which introduces intelligent routing, control and management capabilities under the optical network, fundamentally changing the value proposition of the optical domain from dumb pipes to revenue generating services. The management of Sirocco products will be easily accomplished through the integration of Sycamore's industry leading Silvx Network Management platform. The addition of Sirocco, allows Sycamore to extend the vision and capabilities of intelligent optical networking to the edge of the optical network.

                No longer will there be pockets of unintelligent resources or capacity. All areas of the network will contribute to services and revenue generation.

                In addition to the unique product architecture, Sirocco represents a world class team of 125 networking professionals with a very successful track record of developing innovative new products in companies such as Sahara Networks, Cascade and Ascend. Jonathan Reeves and his team has executed it extremely well. We believe that the combination of their products and their people, with those of Sycamore, represents the strongest team in optical networking portfolio in the industry.

                I'd now like to spend a few moments on the business structure. Sycamore recently formed several business units within the company to focus on key product initiatives and market opportunities. These are core switching, transport, and ultra long haul transport. These business units have all the developments and product management resources necessary for success in their respective markets. The Central Engineering Unit was also created to provide unified routing and signaling technology in the network management across the product lines. In addition, the Central Engineering will ensure that leading edge optical and other technologies will be shared and reutilized across all business units through the company's Chief Technology Officer. Sycamore retains central sales, general and administrative, operations and marketing organizations, which will support all the business units. Sirocco will join the Sycamore organization as the Optical Access products business unit and will be headed by Jonathan Reeves, currently the CEO of Sirocco. He will be Vice President and General Manager of this unit, reporting to me. We do not expect any reduction in headcount at Sirocco as a result of this merger.

                At this point, I'd like to turn it over to Frances Jewels, our CFO. She'll be glad to address the further financial details concerning this transaction.

Frances Jewels: Thanks, Dan. I'd like to spend a minute on the financial details associated with the acquisition of Sirocco. Sycamore has agreed to exchange 28.4 million shares of its common stock for all outstanding Sirocco shares and options. [unintelligible] Sycamore's closing price of $102.94 on June 5, 2000. The transaction is valued at approximately $2.9 billion. The acquisition will be treated as a pooling of interests and is expected to be completed in Sycamore's first fiscal quarter of 2001. The transaction is subject to customary closing conditions and regulatory approval, including Hart-Scott-Rodino and approval of Sirocco's shareholders. A sufficient number of Sirocco shareholders have signed voting agreements to insure the required approval of this transaction. Both Sirocco's and Sycamore's Board of Directors have already approved the execution of the definitive merger agreement. On the financial side, we expect this transaction to become accretive in mid-fiscal year 2002.

                At this point, I'd like to turn the call back to Terry
                Adams.

T. Adams:       Thank you, Frances.  Liz, at this point, we'd like to open the conference call to questions.

Operator:       Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please press the one, followed by the four on your push-button phone. You will hear a three tone prompt, acknowledging your request. If you question has been answered and you would like to withdraw your polling request, you may do so by pressing the one, followed by the three. If you are using a speaker phone, please pick up your handset before entering your request. One moment, please, for the first question.

                Our first question comes from Max Schuetz with Thomas Weisel Partners. Please go ahead with your question or comment.

Max Schuetz:    Good morning, guys and congratulations.  I have a question on the optical management system. When do you expect to see the Sirocco product integrated with the Silvx Management
                System or do you plan on using the Tempest Management
                System at the edge and integrating the two systems together?

Kevin Oye:      Currently, because both companies pursue a very similar
                approach in architecture and network management, we expect to integrate the Silvx Management System fairly quickly, so that our customers will experience 1), network management interface, 2) a total end-to-end--

[transmission interrupted]

Kevin Oye:      Max, do you have a follow-up?

M. Schuetz:     The other question is on the signaling protocols between the boxes. Is there any integration there or are they both MPLS based signaling protocols already.

Kevin Oye:      By the way, this is Kevin Oye answering this question.
                Once again, another one of those beautiful synergies between the two companies is that the two companies both recognize the value of using intelligence and distributed routing and signaling protocols. Both companies are using
                OSPF at the routing levels and both companies are using the common signaling approach. So, we expect that with time, they'll be a very rapid and smooth integration at both the routing and signaling levels. This way, they'll have a common intelligence networking architecture across the portfolio.

M. Schuetz:     OK.  Fantastic.  Thanks and congratulations.

Operator:       Our next question is from Steve Levy with Lehman Brothers.
                Please go ahead with your question or comment.

Steve Levy:     I apologize for asking this, but the volumes going in and out,
                Fran, could you just--I think you said at the end what you thought the dilution was likely to be. If you could just repeat that. My second question is for Kevin. If you could just go back--the timing of the integration of the network management systems, will that be completed by the time the product is commercially available?

F. Jewels:      Steve, I'll take the first part of your question.  The
                transaction will be accretive by mid-fiscal year 2002.

S. Levy:        OK.

K. Oye: On the network management side, I can't be more explicit, but we fully expect that the integration will be completed by [inaudible passage] products in production.

S. Levy:        Great.  Thank you.

Operator:       Our next question comes from Jim Parmelee from Credit Suisse
                First Boston. Please go ahead with your question or comment.

Jim Parmelee:   Just two clarifications.  Actually, I'm still having trouble hearing, Fran, the timing of accretion or dilution. Could you just mention that just one last time? In terms of the first product introduction, what quarter will that be in?
                Thank you.

F. Jewels:      Sorry about that. Is this better?

J. Parmelee:    Yes, thanks.

F. Jewels:      The transaction will be accretive by mid-fiscal year 2002.

J. Parmelee:    Great.

D. Smith:       Jim, we expect to be entering initial field trials in the
                June/July time frame of this calendar year with more extensive field trials in Sycamore's fiscal Q1 and achieve first customer ship status by the end of the calendar year
                2000.

J. Parmelee:    Great. And just a quick follow-up, Dan. Will the field trials will be with an existing Sycamore customer or with an incremental customer?

D. Smith:       I think the first one will be an incremental customer.

Operator:       If there are any additional questions, please press the one, followed by the four at this time.

                Truc Do with Wit Soundview, please go ahead with your question or comments.

Truc Do: Yes, could you give us an idea on how is the revenue ramps would look like in the next couple years or so? I actually, the volume is still coming in and out and I'm not sure about what you have said about when the shipments will begin and what kind of revenue expectation that you have for this product.

D. Smith:       Well, I apologize for the audio quality. We'll attempt to
                repeat that. Again, we expect to begin initial field trials in the June and July time frame of this calendar year. We expect to have more extensive field trials in Sycamore's first quarter fiscal year and we expect to achieve first customer ship status at the end of the calendar year 2000 and having the product entering the revenue stream following that. We would expect that we would ramp revenue over the balance of our fiscal '01 and ramp significantly in fiscal '02.

T. Do: Thanks. Could you also comment in terms of, recently Lucent bought Chromatis and whether that is something similar to Sirocco or any differentiation between those two companies?

K. Oye: Truc, this is Kevin. Principally, the approach is [inaudible passage]--one that is not optimized around a particular protocol. We are also looking for a scaleable family of products, one that we could put very small devices on the very edge of the network, where you have maybe a low count, but also that were scaleable to very high density. Thirdly, we are looking for something that has something [unintelligible] on that scaleability side. We also wanted something that scaled from not only OC3, 12 and 48, but also OC 192. Thirdly, we are looking for a family of portfolio products that [unintelligible] that understood that intelligent switching and the intelligent software that goes with it, are getting fully distributed through the access layer and that the access layer is no longer going to be a set of dumb types of access [unintelligible] that are going to become fundamentally very agile and dynamic and intelligent lines of cells. If you look at all three of those dimensions, Sirocco hits the bell in all three of these dimensions, while Chromatis falls short. Chromatis is an optimizer in a particular protocol, ATM in their case. If you look at their products, they're not as scaleable as the portfolio that Sirocco brings on. For example, they don't have the smaller equipment devices to go with the higher densities. Also, Chromatis simply only stops at OC 48, whereas in their first product, they would have the OC 192 interface in the Sirocco portfolio. Fundamentally, the approach that Sirocco takes is the switching approach, as opposed to the multiplexing approach. Thirdly, on the intelligent side, as we said earlier on, Sirocco and Sycamore share the division of the intelligent distributed optical networking, whereas, Chromatis took a more traditional dumb access approach.

T. Do:          Great. Thank you.

Operator:       Chet White from First Securities Van Kasper, please go ahead with your question.

Chet White:     Good morning. I was wondering if you could make two quick
                comments? One, does this solution have DWDM? Also, you mentioned that you have switching and routing capability.
                Will that also go into Layer 4 or just into Layer 2 or 3?

K. Oye: [inaudible passage]--they do have that in their portfolio today and it's an additional synergy point for us. On the intelligent side, it turns out that for these parts of the network, where you're doing the aggregation, certainly you need to be doing the intelligent things in Layers 2 and 2+, which is taking some of that [inaudible]. But, these layers of the networks, you simply cannot should not be looking at the application layer at Layer 4. Those are usually more traditionally managed by devices that stick within the enterprise networking environment and the [inaudible] content side of it of a service provider.

C. White:       OK. Thank you very much.

Operator:       David Jackson with Morgan Stanley Dean Witter, please go ahead with your question.

David Jackson:  Good morning and congratulations. Could you elaborate a little bit more on the density of the products in terms of how many T1's they aggregate? And then on the trunk side, how many wave lengths they interface to on the trunk side of the boxes?

K. Oye: [inaudible passage]--and on the DWDM side, they, once again, they have a scaleable family. They can travel wave length all the way up to eight wave lengths on the access side of the pipe. That's for the existing first generation of the product. Architecturally, they can scale higher than that as we see customer needs evolving.

D. Jackson:     Great. And when do you think you're going to have OC 192
                available?

K. Oye:         Well, it turns out it's actually [inaudible passage].

D. Jackson:     Great. Thanks very much and congratulations again.

T. Adams:       This is Terry. That's a good point. In addition to the Sirocco announcement we made this morning, you'll also see a number of other product announcements associated with our existing product line talked about here in Atlanta. You'll have access to those later today on the wire services.

                Do we have any other questions?

Operator:       There are no further questions. Please continue with your
                presentation or any closing remarks.

T. Adams:       Well, I appreciate everybody joining us. If there's additional questions, as you know, we're down here in Atlanta today in a hotel room with a less than satisfactory speaker phone.
                But, if we have a chance to talk to you over the days ahead, we look forward to giving you greater detail and insight to what we're doing. For those who are in Atlanta, we look forward to seeing you here in the near future.
                Thank you again.

Operator:       Ladies and gentlemen, that concludes our conference for today.
                You may all disconnect and thank you for participating.